FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of November 2004

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains a press release issued by the registrant on November 5, 2004, entitled “ CANTV’s BOARD OF DIRECTORS APPROVED A LETTER OF INTENT TO ACQUIRE DIGITEL FROM TIM — In addition, the Board will propose a Bs. 840 per ADR extraordinary dividend to Cantv’s shareholders.”

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Press Release

From:			FOR IMMEDIATE RELEASE
CANTV
	Avenida Libertador	Contact:	Gregorio Tomassi, CFA
	Centro Nacional de Telecomunicaciones		CANTV Investor Relations
Caracas, Venezuela
011-58-212-500-1831
FAX: 011-58-212-500-1828
E-Mail: invest@cantv.com.ve
Lauren Puffer
The Global Consulting Group 646-284-9426
E-Mail: lpuffer@hfgcg.com

CANTV’s BOARD OF DIRECTORS APPROVED A LETTER OF

INTENT

TO ACQUIRE DIGITEL FROM TIM

In addition, the Board will propose a Bs. 840 per ADR

extraordinary dividend to Cantv’s shareholders

Caracas, Venezuela (November 5, 2004) – Compañía Anónima Nacional Teléfonos de Venezuela (Cantv) (NYSE:VNT) today announced that its Board of Directors approved proceeding with a Letter of Intent signed with TIM International N.V., a wholly-owned subsidiary of Telecom Italia Mobile S.p.A. (TIM) (MI: TIM) under which Cantv would acquire 100% of the common stock of Corporación Digitel, C.A. (Digitel), a wholly-owned subsidiary of TIM, for an aggregate transaction value of US$450 million.

TIM will continue to support Digitel in the development of innovative products and services and with technical assistance for a transition period after the closing.

With this acquisition, Cantv ratifies its commitment to the strengthening and the expansion of the Venezuelan fixed and mobile telecommunication market while adding 1.2mm subscribers.

Completion of the transaction is subject to the execution of a definitive agreement, as well as regulatory and other governmental approvals and compliance with other customary conditions to closing.

Until closing, both companies will maintain independent commercial, operational and investment strategies.

Cantv’s Board of Directors approved recommending to its shareholders a Bs. 120 per share dividend equivalent to Bs. 840 per ADR. This dividend is subject to shareholders’ approval at an extraordinary shareholders meeting, which will be held on December 7, 2004.

About Cantv

CANTV, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with approximately 2.9 million access lines in service, 2.8 million mobile subscribers and 325 thousand Internet subscribers as of September 30, 2004.

About Digitel

Digitel, located in Caracas, is the leading GSM operator in Venezuela and operates in the Central Region since 1999. It was the first operator to launch MMS services and mobile TV, servicing over 1.2 million subscribers as of June 2004.

About TIM

TIM (Telecom Italia Group), listed on the stock exchange of Milan, is the domestic leader in Italy with 26 million lines (at 30 June 2004). With its subsidiary and associate companies in the Mediterranean area and in South America, it has a total of 49.6 million lines (at 30 June 2004). In the framework of a competitive scenario noteworthy for its high penetration rate in the domestic market and characterised by a rapid technological development, TIM’s attention to innovation confirms its leadership in the traditional voice business while making it one of the fundamental players in the development of the telecommunications sector. In the course of 2003 TIM together with Orange, Telefonica Moviles and T-Mobile, set up the FreeMove alliance, which addresses over 170 million customers in 20 European countries.

Additional information on TIM can be found on the institutional site at the address www.tim.it

Forward Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in such statements due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: November 8, 2004